Exhibit 99.1

Contact:
Gilad Yehudai
Chief Financial Officer
+972-77-774-5060
gilady@radcom.com

FOR IMMEDIATE RELEASE

RADCOM CALLS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TEL AVIV, Israel – May 1, 2013 − RADCOM Ltd. (NASDAQ: RDCM) (the “Company”), a leading network service assurance provider, announced today that it has scheduled an extraordinary general meeting of shareholders to take place on Wednesday, June 5, 2013 at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.  The record date for the meeting is May 7, 2013.

Proxy statements describing the proposals on the agenda and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail, on or about May 7, 2013, to the Company’s shareholders of record and to shareholders that hold shares registered with the American Stock Transfer & Trust Company. The Company will also furnish the proxy statement to the Securities and Exchange Commission on Form 6-K.

The agenda of the meeting is to approve the Company’s issuance of 406,610 of its ordinary shares, as well as the grant by the Company of warrants to purchase 135,537 Ordinary Shares, to entities controlled by Mr. Zohar Zisapel, the Company’s Chairman, who may be deemed a controlling shareholder of the Company, for a total investment by Mr. Zisapel equal to approximately $1.1 million.

Quorum
Two or more shareholders of the Company holding shares conferring in the aggregate at least one-third (1/3) of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the meeting.

Voting Requirements

The affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) a majority of the shares of shareholders who do not have a personal interest in the resolution are voted in favor of the matter or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent of the Company's outstanding ordinary shares.

About RADCOM

RADCOM provides innovative service assurance solutions for communications service providers and equipment vendors. RADCOM specializes in solutions for next-generation networks, both wireless and wireline. RADCOM's comprehensive, carrier-strength solutions are used to prevent service provider revenue leakage and to enable management of customer care. RADCOM's products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit http://www.RADCOM.com